Exhibit 99.1

Highlights for the three months ended September 30, 2012 included:

•
Gross customer additions through marketing of 344,000, up 45% compared to 238,000 in the second quarter of fiscal 2012. The 344,000, this is the highest number of customers ever aggregated by Just Energy in a quarter.

•	Net additions of 47,000 (122,000 excluding a single, very low margin commercial customer lost) up 4% compared to 45,000 in the second quarter of fiscal 2012.

•
Consumer customer additions were 166,000, up 98% from fiscal 2012. Commercial additions of 178,000 were up 16% year over year. Just Energy exited the quarter with 4,024,000 customers, up 18% from a year earlier.

•	National Home Services installed base up 30% year over year to 187,300 with gross margin up 41% to $9.2 million.

•	Gross margin of $117.2 million, up 14%.

•	Adjusted EBITDA of $49.4 million, up 3% reflecting earnings before marketing expenditures to add new gross margin.

•	Future embedded gross margin of $2.1 billion, up 15% year over year.

•	Payout ratio on Adjusted EBITDA was 90% for the quarter, versus 91% for the three months ended September 30, 2011. For the trailing 12-months, the payout ratio was 61% versus 62% a year earlier.

•	Payout ratio on the trailing 12-months Base Funds from Operations were 151%, up from 95% a year earlier as cash from operations was used to fund growth expenditures which have rapid payback periods.

•	Year to date results are in line with the published annual guidance of 10% to 12% growth in gross margin (18% to date) and slightly below 8% to 10% growth in Adjusted EBITDA (7% to date).

Message from the Chief Executive Officer

Fellow Shareholders,

Just Energy has completed the second quarter of its fiscal 2013. The quarter showed the continuation of the fundamental strengths of the Company - growth and profitability.

Growth

The Just Energy’s published guidance for gross margin and Adjusted EBITDA growth for fiscal 2013 requires substantial growth in the Company’s business. Year to date operating performance shows the growth in line with these targets.

Customer additions were 344,000, up 45% from Q2 fiscal 2012 and the highest in Just Energy’s history. Net additions of 47,000 were up 4% year over year and the overall customer base is at 4,024,000, up 18% from a year earlier. Excluding the loss of the single, low margin, 75,000 RCE customer, net additions would have been 122,000, in line with similar levels seen in the past three quarters,

Customer additions were solid for the energy business with 166,000 residential additions, up 98% from the 84,000 added in the second quarter of fiscal 2012, and 178,000 commercial additions, up 16% from the 154,000 added in the prior period. For the six months year to date, residential additions are up 101%, commercial additions are up 17% and total additions are up 47%. The quarter includes the first 7,000 customers from the newly opened U.K. commercial office. We are very pleased with our results and have accelerated the investment necessary to allow our entry into the U.K. residential market. While it’s still early, Europe looks very promising.

The second key to growth is the preservation of the existing customer base.  As can be seen in the table below, 297,000 customers were lost and replaced by new additions during the year. This is a function of the increasing size of the Company’s book.

Long Term Energy Customer Aggregation

	July 1			Failed to	September 30, 2012	% increase	September	% increase
	2012	Additions	Attrition	renew		(decrease)	30, 2011	(decrease)
Natural gas
Canada	561,000	19,000	(12,000)	(11,000)	557,000	(1)%	597,000	(7)%
United States	544,000	40,000	(31,000)	(84,000)	469,000	(14)%	570,000	(18)%
Total gas	1,105,000	59,000	(43,000)	(95,000)	1,026,000	(7)%	1,167,000	(12)%
Electricity
Canada	683,000	15,000	(18,000)	(20,000)	660,000	(3)%	688,000	(4)%
United States	2,189,000	263,000	(71,000)	(50,000)	2,331,000	6%	1,548,000	51%
United Kingdom	-	7,000	-	-	7,000	-	-	-
Total electricity	2,872,000	285,000	(89,000)	(70,000)	2,998,000	4%	2,236,000	34%
Combined	3,977,000	344,000	(132,000)	(165,000)	4,024,000	1%	3,403,000	18%

Attrition rates were 14% on a trailing 12-month basis, up slightly from 13% with U.S. gas markets increasing and U.S. electricity markets declining. Canadian attrition was unchanged at 10%. Overall attrition remains within the Company’s target range.

Renewal rates were impacted by a one-time non-renewal of a very low margin, 75,000 RCE customer in the U.S. gas market (equal to 45% of the total customers that failed to renew in the quarter). This customer had annual margins of less than $2 per RCE (average: residential customers $181 per RCE; commercial customer $70 per RCE). When it was apparent that the customer would require similar low margins going forward, the Company did not actively pursue renewal. There are no similar customers remaining in the Just Energy book. Despite this impact on the customer book, renewal rates for the last 12 months were 70%, up significantly from 67% for the year earlier.  Management believes that there is an opportunity for further improvement in renewal rates, however, commercial renewal rates can be volatile on a quarter to quarter basis.

National Home Services (“NHS”) also continued its strong growth. The Home Services division saw its water heater, air conditioner and furnace installations grow to 187,300 units, up 30% from a year earlier. Including NHS, Just Energy’s customer base has grown by 19% to 4,211,300 over the past year.

Profitability

 The Company’s customer growth translated into gross margin growth. Margin for the quarter was $117.2 million, up 14% from $102.6 million in the second quarter of fiscal 2012. Adjusted EBITDA was $49.4 million, up 3% from $47.9 million, resulting in a payout ratio of 90% versus 91% in the comparable quarter of fiscal 2012.

Three months ended September 30, ($ millions except per share)	F2013	Per share	F2012	Per share
Sales	$703.7	$4.91	$600.0	$4.26
Gross margin	117.2	0.82	102.6	0.73
General and administrative	35.3	0.25	28.8	0.20
Financing costs	20.0	0.14	14.3	0.10
Adjusted EBITDA	49.4	0.34	47.9	0.34
Funds from Operations	35.4	0.25	52.4	0.37
Profit for the period	23.1	0.16	(3.5)	(0.02)
Dividends/distributions	44.4	0.31	43.7	0.31
Payout ratio – Base EBITDA	159%			113%
Payout ratio – Adjusted EBITDA	90%			91%
Six months ended September 30, ($ millions except per share and customers)	F2013	Per share	F2012	Per share
Sales	$1,349.8	$9.43	$1,226.2	$8.72
Gross margin	231.5	1.62	196.8	1.40
General and administrative	71.4	0.50	57.1	0.41
Financing costs	37.8	0.26	28.1	0.20
Adjusted EBITDA	91.7	0.64	85.3	0.61
Funds from Operations	64.7	0.45	84.9	0.60
Profit for the period	351.7	2.46	47.6	0.34
Dividends/distributions	88.8	0.62	87.3	0.62
Payout ratio – Adjusted EBITDA	97%		102%
Payout ratio – Base EBITDA (LTM)1	96%		70%
Payout ratio – Adjusted EBITDA (LTM)1	61%		62%
Payout ratio – Base Funds from Operations (LTM)1	151%		95%
Energy customers (RCEs)	4,024,000		3,403,000
Home Services customers (installed units)	187,300		143,800
Total number of customers	4,211,300		3,546,800
1Last twelve months

The following factors drove profitability:

•
Realized gas margin per customer was down 3% in Canada and 17% in the U.S. due to final reconciliations with local utilities balancing under consumption during the extremely warm winter of fiscal 2012.

•
Realized electricity margin per customer was up 47% in Canada but down 11 in the United States. Canadian margins were helped by higher margins from JustGreen and other new products. U.S. margins were impacted by competitive margin compression in Texas and Pennsylvania.

•
New customer annual margins averaged $181 per RCE for residential customers and $70 per RCE for commercial customers, exceeding the annual margin on customers lost of $177 per RCE and $50 per RCE.  This reverses the trend over the past several quarters although the margin on commercial customers lost was impacted by the inclusion of the 75,000 RCE customer lost with less than $2 annual margins.

•
Aggregation cost per residential customer was down 21% to $160 from $203 a year prior. Commercial customer aggregation costs were, on average, down slightly. This positive trend has been driven by the use of multiple sales channels and economies of scale as fixed marketing costs are spread across more customers.

•	NHS saw its gross margin grow 41% year over year, reaching $9.2 million, up from $6.5 million. NHS EBITDA was $6.8 million, up 62% from $4.2 million a year earlier.

•
Administrative costs per customer were an annual $34 per customer, up slightly from an annual $33 a year earlier. Management believes that this measure will fall as new markets like the U.K. and new channels like Momentis begin to reach their potential.

•	Bad debt equaled 2.3% of relevant sales, down from 2.5% in fiscal 2012. Bad debt expense was up 20% due to a 33% increase in sales in markets where Just Energy bears bad debt risk.

•
Financing costs were $20 million for the quarter, up from $14.3 million a year earlier. The difference reflects inclusion of the convertible debenture funding the acquisition of Fulcrum and higher drawings on the working capital line.

All of these factors contributed not only to the Company’s profitability but also to the growth in the long-term value of the business. Management believes that a key measure of this value is embedded gross margin. Embedded margin is an estimate of cash flow from existing contracts based on the spread between contract price and underlying supply.

The table below shows the increase in this value over the quarter and the last year.

Future Embedded Gross Margin
(millions of dollars)
	As at	As at	Sept. 2012 vs.		As at	Sept. vs.
	Sept. 30,	Sept. 30,	Sept. 2011		June. 30,	June 2012
	2012	2011	variance		2012	variance
Canada energy marketing (C$)	$571.0	$603.9	(5	) %	$587.7	(3	) %
Home Services division (C$)	510.7	335.7	52%		465.7	10%
Canada total (C$)	1,081.7	939.6	15%		1,053.4	3%
U.S. energy marketing (US$)	1,065.7	866.7	23%		1,023.0	4%
Total (C$)	$2,129.5	$1,848.1	15%		$2,094.9	2%

Challenges

Canadian Markets

While growth in energy Marketing was very strong in the quarter, the Company’s original markets in Canada remain the weak point in this growth. Flat commodity prices and strict consumer protection laws have seen Canadian customer additions fall steadily over past quarters. Combined with this, customers coming off high price contracts signed five years ago have been reticent to renew their contracts for a further term. While overall renewal rates are at 70%, up from 67% a year ago, current Canadian renewals are well under target at less than 50%. Management expects that the renewal rates will stay at depressed levels for another 12 months, after which  the last high price contracts expire. As well, the expectation is that new Canadian additions will be heavily skewed toward commercial customers for the foreseeable future.

Funding Growth Investment

One of the impacts of the rapid growth seen year to date is higher than expected demand for investment capital.  The result of this is a high payout ratio on Funds from Operations (“FFO”) and an increase in drawdowns on the Company’s working capital line. Payout for the quarter has been 152% for the trailing 12-months, reflecting expenditures for high growth. The nature of these investments is that they pay back very quickly and generate high returns as reflected in the growth of embedded gross margin in the previous chart.

Included in this growth is expected to be a movement toward integrating smart thermostat technology with our commodity products. We have launched these initiatives in several markets with the belief that a customer expects an energy retailer to both help them secure their price and reduce the volume used in the house. These efforts will drive additional funding requirements, supporting the long-term growth of the business through a deeper customer relationship and lower churn.

Based on results to date it is clear that the annual payout ratio on FFO will exceed 100% for the fiscal year. This will require financing through the Company’s operating line, as has been utilized year to date, or other financing sources. Over the longer term, the Company targets a payout ratio of no more than 85% to 90% on FFO, consistent with the cash flow profile of the Company’s business. Based on Just Energy’s current growth level, FFO payout is expected to be in this range for fiscal 2015

Dividends were $0.31 per share in the quarter, unchanged from those paid a year earlier.  Payout ratio on Adjusted EBITDA was 61% for the last twelve months down from 62% a year earlier. This continues a trend of improved payouts after the replacement of all lost embedded margin for the period.  As noted above, the Company’s dividend obligations will exceed Funds from Operations for the year. The rapid payback on Just Energy’s investments should begin to offset this situation once all newly signed customers flow and the Company is in the process of arranging funding to maintain this potential accelerated growth rate, for capital expenditures and to pay down the operating line.

The second quarter showed continuation of our renewed growth phase.  We are a market leader in the high growth deregulated energy sector and we see plenty of opportunity for further growth for years to come. We will look at our entry into the U.K. as another key turning point. We believe that double-digit growth and a high dividend yield combine to make Just Energy a unique investment. We plan to continue our solid track record in years to come.

I thank my fellow shareholders for their continued support.

Yours sincerely,

Ken Hartwick

Chief Executive Officer and President